BluePhoenix Solutions Ltd.
8 Maskit Street
Herzlia 46120
Israel

                                June 9, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BluePhoenix Solutions Ltd.
   Registration Statement on Form F-3
   SEC File No. 333-133330

Ladies and Gentlemen:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement of BluePhoenix Solutions Ltd. (the “Company”) be accelerated so that it will become effective on Tuesday, June 13, 2006 at 9:30 a.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ernest S. Wechsler of Kramer Levin Naftalis & Frankel LLP, corporate counsel to the Company, at (212) 715-9211 upon the Registration Statement’s becoming effective.

                Sincerely,

                BLUEPHOENIX SOLUTIONS LTD.

                By: /s/ Iris Yahal
                Name: Iris Yahal
                Title:   Chief Financial Officer